UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Veoneer, Inc.

(Name of Issuer)

Common stock, par value $1.00 per share

(Swedish Depository Receipts, each representing one share of Common Stock)

(Title of Class of Securities)

ISIN SE0011115963 (Swedish Depository Receipts)

CUSIP 92336X109 (Common stock)

(CUSIP Number)

FÖRSTA AP-FONDEN

REGERINGSGATAN 28, 111 53

STOCKHOLM, SWEDEN

+46 8 566 202 00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92336X109

1	Name of reporting persons. FÖRSTA AP-FONDEN
2	Check the appropriate box if a member of a group. (see instructions) (a) ☒ (b) ☐
3	SEC use only.
4	Citizenship or place of organization. SWEDEN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. 4,899,726 shares
	6	Shared voting power. -0- shares
	7	Sole dispositive power. 4,899,726 shares
	8	Shared dispositive power. -0- shares

9	Aggregate amount beneficially owned by each reporting person. 4,899,726 shares
10	Check box if the aggregate amount in row (9) excludes certain shares. (see instructions). ☐
11	Percent of class represented by amount in row (9). 5.6%*
12	Type of reporting person. FI

*

The reporting person beneficially owns 4,899,726 shares (each share represented by one Swedish Depository Receipt) or 5.6% of the Common Stock of the Issuer based on 87,166,935 shares of Common Stock reported to be outstanding as of October 19, 2018 by the Issuer on its Form 10-Q filed with the Securities and Exchange Commission on October 25, 2018.

Item 1(a).	Name of Issuer.

Veoneer, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices.

Klarabergsviadukten 70, Section C, 6th floor, SE-103 02, Stockholm, Sweden

Item 2(a).	Name of Person Filing.

FÖRSTA AP-FONDEN

Item 2(b).	Address or Principal Business Office, or, if none, Residence.

Regeringsgatan 28, 111 53 Stockholm, Sweden

Item 2(c).	Citizenship.

FÖRSTA AP-FONDEN is organized under the laws of Sweden.

Item 2(d).	Title of Class of Securities.

Common Stock, par value $1.00 per share (Swedish Depository Receipts each representing one share of Common Stock)

Item 2(e).	CUSIP No.

Swedish Depository Receipts – ISIN 0011115963

Common Stock – CUSIP No. 92336X109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C.78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C.78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C.80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C.80a-3);

(j)	☒	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

FÖRSTA AP-FONDEN is a Swedish public authority and a pension fund that manages capital in Sweden’s national income pension system and is under the supervision of the Ministry of Finance.

Item 4.	Ownership.

(a)	Amount beneficially owned: 4,899,726 shares

(b)	Percent of class: 5.6%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 4,899,726 shares

(ii)	Shared power to vote or to direct the vote: -0- shares

(iii)	Sole power to dispose or direct the disposition of: 4,899,726 shares

(iv)	Shared power to dispose or to direct the disposition of: -0- shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [    ]

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to a public pension fund is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

Exhibits.

Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2019

FÖRSTA AP-FONDEN

/s/ Olof Jonasson

Olof Jonasson, Head of Equities
Name/Title